Exhibit 99.1

Costamare Inc. Announces Pricing of its 8.875% Series E Preferred Stock

MONACO – January 25, 2018 — Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, liquidation preference $25.00 per share (the “Series E Preferred Stock”), was priced at $25.00 per share. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, have agreed to purchase approximately $7,500,000 of our Series E Preferred Stock in this offering at the public offering price. The Company has also granted the underwriters a 30-day option to purchase up to an additional 686,000 shares of the Series E Preferred Stock. Dividends will be payable on the Series E Preferred Stock at a rate of 8.875% per annum of the stated liquidation preference. Following the offering, the Company intends to file an application to list the Series E Preferred Stock on the New York Stock Exchange.

The gross proceeds from the offering, assuming the underwriters do not exercise their option, before the underwriting discount and other offering expenses are expected to be $115,000,000. The Company plans to use the net proceeds of the offering for general corporate purposes, which may include vessel acquisitions or investments and repayments of indebtedness.

Morgan Stanley & Co. LLC, UBS Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Stifel, Nicolaus & Company, Incorporated and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is expected to close on or about January 30, 2018.

The offering is being made only by means of a prospectus supplement and accompanying prospectus. When available, the prospectus supplement and accompanying prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: (866) 718-1649, email: prospectus@morganstanley.com, UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, telephone: (888) 827-7275, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146, email: prospectus@citi.com, J.P. Morgan Securities LLC, Attention: Investment Grade Syndicate Desk, 383 Madison Avenue, New York, NY 10179, telephone: (212) 834-4533, Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, email: syndprospectus@stifel.com, telephone: (855) 300-7136 and Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, email: newyork.prospectus@credit-suisse.com, telephone: (800) 221-1037.

The offering is subject to customary closing conditions.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 44 years of history in the international shipping industry and a fleet of 71 containerships, with a total capacity of approximately 466,000 TEU, including one newbuild containership on order. Eighteen of the Company’s containerships, including one newbuild, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco

Tel: (+377) 93 25 09 40

Email: ir@costamare.com